                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


             -------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                               Premier Farnell plc
             -------------------------------------------------------
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   740-5OU-107
             -------------------------------------------------------
                                 (CUSIP Number)

                              Christopher M. Kelly
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                            Telephone: (216) 586-3939
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                   May 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                              (Page 1 of 10 Pages)

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CUSIP No. 740-50U-107             SCHEDULE 13D

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
             Jack N. Mandel
         -----------------------

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)    OO
                                             ---------



5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.       Citizenship or Place of Organization     United States
                                                -----------------


Number of          7.     Sole Voting Power                                    0
Shares
Beneficially       8.     Shared Voting Power                         36,856,357
Owned by
Each               9.     Sole Dispositive Power                               0
Reporting
Person With        10.    Shared Dispositive Power                    36,856,357

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 36,856,357
                                                                      ----------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13.      Percent of Class Represented by Amount in Row (11)     11.9%
                                                              ---------


14.      Type of Reporting Person (See Instructions)     IN
                                                      --------





                              (Page 2 of 10 Pages)

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CUSIP No. 740-50U-107            SCHEDULE 13D

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
             Joseph C. Mandel
         -------------------------

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)    OO
                                             --------



5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.       Citizenship or Place of Organization     United States
                                                -----------------


Number of            7.       Sole Voting Power                                0
Shares
Beneficially         8.       Shared Voting Power                     37,306,493
Owned by
Each                 9.       Sole Dispositive Power                           0
Reporting
Person With          10.      Shared Dispositive Power                37,306,493

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 37,306,493
                                                                      ----------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13.      Percent of Class Represented by Amount in Row (11)   12.1%
                                                             -------


14.      Type of Reporting Person (See Instructions)    IN
                                                     --------




                              (Page 3 of 10 Pages)

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CUSIP No. 740-50U-107            SCHEDULE 13D

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              Morton L. Mandel
         ---------------------------

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)    OO
                                             --------



5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.       Citizenship or Place of Organization       United States
                                                 -------------------


Number of           7.     Sole Voting Power                                   0
Shares
Beneficially        8.     Shared Voting Power                        37,306,493
Owned by
Each                9.     Sole Dispositive Power                              0
Reporting
Person With         10.    Shared Dispositive Power                   37,306,493

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 37,306,493
                                                                      ----------


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


13.      Percent of Class Represented by Amount in Row (11)    12.1%
                                                             ---------


14.      Type of Reporting Person (See Instructions)    IN
                                                      -------





                              (Page 4 of 10 Pages)

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CUSIP No. 740-50U-107            SCHEDULE 13D

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              935 Partners LP
         ----------------------------

2.       Check the Appropriate Box if a Member of Group (See Instructions)

         (a)      [_]

         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)      OO
                                              ----------



5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6.       Citizenship or Place of Organization       Ohio
                                                 ----------


Number of              7.    Sole Voting Power                                 0
Shares
Beneficially           8.    Shared Voting Power                      30,682,207
Owned by
Each                   9.    Sole Dispositive Power                            0
Reporting
Person With            10.   Shared Dispositive Power                 30,682,207

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 30,682,207
                                                                      ----------


12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)    [X]


13.      Percent of Class Represented by Amount in Row (11)    10.1%
                                                             ---------


14.      Type of Reporting Person (See Instructions)            PN
                                                             ---------





                              (Page 5 of 10 Pages)

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         This Amendment No. 8 ("Amendment No. 8") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust, and subsequently amended on January 28, 1998, December 8, 1999, June 7, 2000, June 13, 2000, October 30, 2001, November 30, 2001 and April 19, 2002.

Item 1.  Security and Issuer.

         This Amendment No. 8 relates to the American Depositary Receipts (the "Convertible Preference Share ADRs") evidencing American Depositary Shares, each representing one $1.35 Cumulative Convertible Redeemable Preference Share of (Pounds)1 each (the "Convertible Preference Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at 150 Armley Road, Leeds, LS12 2QQ, U.K. The following supplement, amendments and restatements to Items 2, 3, 4 and 5 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

         The Share information listed in Item 5 in this Amendment No. 8 includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting Person of all Convertible Preference Shares at the conversion rate authorized by the Company's articles of association in effect on the date hereof, such number of Shares being indicated in parentheses.

Item 2.  Identity and Background.

         935 Partners LP is a limited partnership formed under the laws of the State of Ohio ("935 Partners"), of which the Joseph Revocable Trust, the Morton Revocable Trust and the Parkwood Corporation are the general partners. The address of 935 Partners is c/o Parkwood Corporation, 2829 Euclid Avenue, Cleveland, Ohio 44115. During the last five years, 935 Partners has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar or misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 5.

Item 4.  Purpose of Transaction.

         See Item 5.

                              (Page 6 of 10 Pages)

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Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby supplemented, amended and restated in relevant part as and to the extent set forth below.

         As reported in Amendment No. 7 to the Schedule 13D, on April 17, 2002,

the Vendors entered into the Placing Agreement for the sale of up to a maximum of 18,090,696 Convertible Preference Shares. To facilitate the Sale, on May 1, 2002, certain Vendors contributed 12,574,399 Convertible Preference Shares (the "Contribution") to 935 Partners LP. By reason of the Contribution, 935 Partners has become a Reporting Person; however, as a result of the Sale, it is anticipated that 935 Partners will no longer beneficially hold more than five percent of the Shares issued and outstanding as of the Settlement Date.

         The investment intent of each of Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel with regard to the Shares has not changed. As stated above, assuming the Company's shareholders approve the special conversion right with respect to the Convertible Preference Shares and the other terms and conditions of the Sale are satisfied, 935 Partners will participate in the partial cash sale arrangement. This Amendment No. 8 is being filed to report the effect of the Contribution on the number of Shares that the Reporting Persons may be deemed to own. Assuming the Sale is consummated in accordance with the terms of the Placing Agreement, each of the Reporting Persons will cease to be the beneficial owner of more than five percent of the Shares as of the Settlement Date. As previously reported in Amendment No. 7 to the Schedule 13D, the Reporting Persons intend to file an amendment to the Schedule 13D to report the consummation of the Sale and confirm the information reported in such Amendment No. 7 and in this Amendment No. 8.

         1. Jack N. Mandel may be deemed the beneficial owner of 36,856,357 (36,856,357) Shares, representing approximately 11.9% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which Jack N. Mandel has sole voting and dispositive power and 36,856,357 (36,856,357) Shares of which Jack N. Mandel has shared voting and shared dispositive power. The Shares as to which Jack N. Mandel has shared voting and dispositive power are as follows: 2,673,361 (2,673,361) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 1,178,771 (1,178,771) Shares held as co-trustee of The Joseph C. and Florence M. Family Foundation; 2,322,017 (2,322,017) Shares held as co-trustee of The Morton L. and Barbara Mandel Family Foundation; and 30,682,207 (30,682,207) Shares held as co-trustee of each of the Joseph Revocable Trust and the Morton Revocable Trust and a director of Parkwood Corporation, each of which is a general partner of 935 Partners.

                              (Page 7 of 10 Pages)

         2. Joseph C. Mandel may be deemed the beneficial owner of 37,306,493 (37,306,493) Shares, representing approximately 12.1% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which Joseph C. Mandel has sole voting and dispositive power and 37,306,493 (37,306,493) Shares of which Joseph C. Mandel has shared voting and shared dispositive power. The Shares as to which Joseph C. Mandel has shared voting and/or dispositive power are as follows: 1,178,771 (1,178,771) Shares held as co-trustee and President of The Joseph and Florence Mandel Family Foundation; 2,673,361 (2,673,361) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation-Lilyan Mandel Fund; 2,322,017 (2,322,017) Shares held as co-trustee of the Morton L. and Barbara Mandel Family Foundation; and 30,682,207 (30,682,207) Shares held as co-trustee of the Morton Revocable Trust and a director of Parkwood Corporation, each of which is a general partner of 935 Partners.

         3. Morton L. Mandel may be deemed the beneficial owner of 37,306,493 (37,306,493) Shares, representing approximately 12.1% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which Morton L. Mandel has sole voting and dispositive power and 37,306,493 (37,306,493) Shares of which Morton L. Mandel has shared voting and shared dispositive power. The Shares as to which Morton L. Mandel has shared voting and/or dispositive power are as follows: 2,322,017 (2,322,017) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 2,673,361 (2,673,361) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 450,136 (450,136) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation-Lilyan Mandel Fund; 1,178,771 (1,178,771) Shares held as co-trustee of the Joseph C. and Florence Mandel Family Foundation; and 30,682,207 (30,682,207) Shares held as co-trustee of the Joseph Revocable Trust and a director of Parkwood Corporation, each of which is a general partner of 935 Partners.

         4. 935 Partners may be deemed the beneficial owner of 30,682,207 (30,682,207) Shares, representing 10.1% of the Shares issued and outstanding at May 1, 2002, with respect to no Shares of which 935 Partners has sole voting and dispositive power and 30,682,207 (30,682,207) Shares of which 935 Partners has shared voting and shared dispositive power.

         The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 37,306,493 (37,306,493) Shares, representing approximately 12.1% of the Shares issued and outstanding at May 1, 2002, after eliminating any duplicative ownership reflected in the foregoing response to this Item 5. The filing of this statement shall not be construed as an admission that the Reporting Persons

                              (Page 8 of 10 Pages)
as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

           None of the Reporting Persons has effected any transactions in the Shares since the date of the last event reported in Amendment No. 7 to this
Schedule 13D.

Item 7.    Material to be Filed as Exhibits.

          (1) Powers of attorney, dated April 14, 2000, from Joseph C. Mandel and Morton L. Mandel in favor of, inter alia, Karen A. Vereb, as filed on October 30, 2001 with Amendment No. 5 on Schedule 13D (Commission File No. 005-50135), are incorporated herein by reference.

          (2) Power of attorney, dated April 14, 2000, from Jack N. Mandel, in favor of, inter alia, Karen A. Vereb, as filed on November 30, 2001 with Amendment No. 6 on Schedule 13D (Commission File No. 005-50135), is incorporated herein by reference.

                              (Page 9 of 10 Pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2002
                                    /s/ Jack N. Mandel
                                    ------------------
                                    Jack N. Mandel
                                    By: Karen A. Vereb, Attorney-in-Fact

                                    /s/ Joseph C. Mandel
                                    --------------------
                                    Joseph C. Mandel
                                    By: Karen A. Vereb, Attorney-in-Fact

                                    /s/ Morton L. Mandel
                                    --------------------
                                    Morton L. Mandel
                                    By: Karen A. Vereb, Attorney-in-Fact

                                    935 PARTNERS LP

                                    By: PARKWOOD CORPORATION,
                                        Managing General Partner

                                        By:  /s/ Karen A. Vereb
                                             ------------------
                                             Karen A. Vereb, Secretary

                              (Page 10 of 10 pages)